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                                    EXHIBIT 1

                            STOCK PURCHASE AGREEMENT

         THIS STOCK PURCHASE AGREEMENT (this "Agreement") is made as of the 18th day of September, 1996, between MDC REIT HOLDINGS LLC, a Delaware limited liability company ("Buyer"), and THE PEREGRINE REAL ESTATE TRUST, a California business trust ("Seller").

                               W I T N E S S E T H

         WHEREAS, Seller owns 6,959,593 common shares of beneficial interest (the "Shares") of California Real Estate Investment Trust ("CalREIT");

         WHEREAS, the Shares represent approximately seventy-six percent (76%) of the outstanding common shares of beneficial interest of CalREIT;

         WHEREAS, Buyer has experience in the real estate industry and in the operation of REITs and has presented to Seller the Business Plan, which is designed to increase value for all shareholders of CalREIT and which is contingent upon Buyer's purchase of the Shares; and

         WHEREAS, Buyer desires to purchase from Seller, and Seller desires to sell to Buyer, the Shares;

         NOW, THEREFORE, in consideration of the premises and of their mutual covenants and agreements set forth in this Agreement, Buyer and Seller hereby agree as follows:

                                    ARTICLE 1

         Section 1.1 Certain Defined Terms. Capitalized terms not otherwise defined in this Agreement shall have the meanings specified in Exhibit 1.1 to this Agreement.

         Section 1.2 Agreement to Sell and to Purchase. On the terms and subject to the conditions of this Agreement, Seller shall sell, convey, assign, transfer and deliver to Buyer, and Buyer shall purchase, acquire and accept from Seller, at the Closing, the Shares.

                                    ARTICLE 2

                           PURCHASE PRICE AND PAYMENT

         Section 2.1 Purchase Price. In consideration for the Shares, upon the terms and subject to the conditions of this Agreement, Buyer shall pay to Seller the Purchase Price. The "Purchase Price" shall consist of (a) Twenty Million Five Hundred Thousand Dollars ($20,500,000) in immediately available funds (the "Cash Payment"), together with (b) the South Coast Note Payment. Buyer shall pay the Cash Payment at the Closing by wire transfer pursuant to written instructions of Seller delivered at lease two (2) days prior to the Closing. The South Coast Note Payment shall be paid as set forth in Section 3.4 (South Coast
Note) of this Agreement.

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                                    ARTICLE 3

                                     CLOSING

         Section 3.1 Closing Date. The closing of the transactions contemplated by this Agreement (the "Closing") shall take place in the offices of Farella Braun & Martel LLP, 235 Montgomery Street, 30th Floor, San Francisco, California 94104, on or before the Schedule Date (as the Schedule Date may be extended pursuant to Section 9.2(b) (Extension of Schedule Date) of this Agreement), or at such other place or time as the parties may agree (the "Closing Date").

         Section 3.2 Seller's Deliveries at Closing. At the Closing, in addition to any other documents specifically required to be delivered pursuant to this Agreement, Seller shall deliver or cause to be delivered to Buyer the following:

                  (a) A stock certificate or certificates representing all of the Shares, accompanied by a stock power or stock powers duly executed in blank or duly executed instruments of transfer and any other documents necessary to transfer title to the Shares to Buyer;

                  (b) A certificate of the Secretary of Seller dated as of the Closing Date certifying the resolutions of the Board of Trustees of Seller authorizing and approving this Agreement and the transactions contemplated by this Agreement;

                  (c) A receipt, executed by Seller, acknowledging receipt of the Cash Payment; and

                  (d) Such other documents, officers' certificates, other certificates or instruments consistent with this Agreement as are reasonably requested by Buyer.

         Section 3.3 Buyer's Deliveries at Closing. At the Closing, in addition to any other documents specifically required to be delivered pursuant to this Agreement, Buyer shall deliver or cause to be delivered to Seller:

                  (a)      The Cash Payment;

                  (b) A certificate of the Secretary of Buyer dated as of the Closing Date certifying the resolutions of the Board of Directors of Buyer authorizing and approving this Agreement and the transactions contemplated by this Agreement;

                  (c) A receipt, executed by Buyer, acknowledging receipt of the documents by which the Sellers sell, convey, assign, transfer and deliver the Shares to Buyer; and

                  (d) Such other documents, officers' certificates, other certificates or instruments consistent with this Agreement as are reasonably requested by Seller.

         Section 3.4 South Coast Note.

                  (a) Buyer's Control of CalREIT. After the Closing, Buyer shall use its best efforts to cause CalREIT to take or refrain from such actions as are necessary to carry out the provisions of this Section 3.4.

                  (b) Determination of South Coast Note Value by Sale. Prior to the South Coast Note Determination Date, CalREIT will make a commercially reasonable effort to market

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the South Coast Note, provided, that CalREIT shall not sell or transfer any portion of the South Coast Note before the South Coast Note Determination Date other than in an arms-length, all-cash sale of all of CalREIT's interest in the South Coast Note. The proceeds of any sale of the South Coast Note which closes before the South Coast Note Determination Date, net of reasonable and customary actual broker and escrow fees and other closing costs, shall be deemed to be the South Coast Note Value.

                  (c) Determination of South Coast Note Value by the Parties. If, on the South Coast Determination Date, the South Coast Note has not been sold as set forth in subsection (b) of this Section 3.4, then CalREIT and Seller shall determine the South Coast Note Value, as of the South Coast Determination Note Date, by the following procedure: CalREIT shall promptly provide Seller with access to all documents or information within the control of CalREIT or Buyer related to the South Coast Note, the obligor thereunder and the collateral therefor. Within fifteen (15) Business Days of the South Coast Note Determination Date, CalREIT and Seller shall each submit to the other in writing a proposed valuation of the South Coast Note and any justification for such valuation. If Seller's proposed valuation is equal to or less than one hundred ten percent (110%) of CalREIT's proposed valuation, then the South Coast Note Value shall be deemed to be equal to the average of the proposed valuations. If Seller's proposed valuation is greater than one hundred ten percent (110%) of CalREIT's proposed valuation, then the parties shall attempt to determine the South Coast Note Value by good faith negotiation, failing which either party may elect that the matter be submitted to binding arbitration, as set forth in subsection (d) of this Section 3.4.

                  (d) Determination of South Coast Note Value by Arbitration. If determination of the South Coast Note Value has been submitted to binding arbitration by either party pursuant to subsection (c) of this Section 3.4, the arbitration shall be conducted by a single arbitrator in San Francisco, California, under the rules of the American Arbitration Association (the "AAA"), modified as provided in this Agreement. The arbitrator shall be limited to an award equal to one or the other of the proposed valuations submitted by the parties pursuant to subsection (c), by choosing the proposed valuation closest to the arbitrator's own valuation of the South Coast Note. The arbitrator shall have at least five (5) years experience in the valuation of promissory notes secured by real property and shall be selected in accordance with the rules of the AAA. The arbitration award may be confirmed in any court of competent jurisdiction. Notwithstanding the provisions of Section 11.10 (Attorney's Fees) of this Agreement, each party shall bear the expense of its own attorney's fees, witness fees, and costs for the preparation and presentation of evidence related to the arbitration, except that fees and expenses payable to AAA shall be borne by the parties equally.

                  (e) South Coast Note Payment. Within ten (10) Business Days after the South Coast Note Value has been determined pursuant to this Section 3.4, Buyer shall make the South Coast Note Payment to Seller.

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                                    ARTICLE 4

                  CONDITIONS PRECEDENT TO OBLIGATIONS OF BUYER

         Except to the extent expressly waived in writing by Buyer, all obligations of Buyer under this Agreement are subject to the fulfillment, at or before the Closing, of all of the following conditions:

         Section 4.1 Representations and Warranties True at Closing. Each of the representations and warranties of Seller contained in this Agreement shall be true in all material respects on and as of the Closing Date with the same effect as though made on and as of such date.

         Section 4.2 Performance. Seller shall have performed in all material respects each of the obligations of Seller to be performed on or prior to the Closing pursuant to this Agreement.

         Section 4.3 CalREIT Board Approval. The Trustees of CalREIT shall have duly (a) approved transfer of the Shares to Buyer on the records of CalREIT promptly upon the Closing, and (b) exempted from the "Limit" (as defined in the CalREIT Declaration of Trust) and from the filing requirements of Section 4.10(f) of the CalREIT Declaration of Trust the ownership by Buyer of the Shares following the Closing.

         Section 4.4 CalREIT Secretary's Certificate. Buyer shall have received a certificate of the Secretary of CalREIT, dated as of the Closing Date, certifying the resolutions of the Board of Trustees of CalREIT which satisfy the conditions set forth in Section 4.3 (CalREIT Board Approval) of this Agreement.

         Section 4.5 Opinion of CalREIT's Counsel. Buyer shall have received an opinion of counsel to CalREIT, Greenberg Glusker Fields Claman & Machtinger LLP, dated as of the Closing Date, reasonably satisfactory to Buyer, covering the matters set forth on Exhibit 4.5 attached to this Agreement (the "Greenberg Letter").

         Section 4.6 Opinion of CalREIT's Auditor. Buyer shall have received an opinion of CalREIT's auditor, Coopers & Lybrand L.L.P., dated as of the Closing Date, reasonably satisfactory to Buyer, covering the matters set forth on
Exhibit 4.6 attached to this Agreement (the "Coopers Letter").

         Section 4.7 Opinion of Seller's Counsel. Buyer shall have received an opinion of counsel to Seller, Farella Braun & Martel LLP, dated as of the Closing Date, reasonably satisfactory to Buyer, covering the matters set forth on Exhibit 4.7 attached to this Agreement (the "Farella Letter").

         Section 4.8 No Material Adverse Change. From and after the date of this Agreement, there shall not have been any change in or effect on the business of CalREIT or any occurrence, development or event of any nature, that has had or may reasonably be expected to have a material adverse effect on the financial condition, results of operation or prospects of CalREIT.

         Section 4.9 Buyer's Financing. Buyer shall have arranged financing for its acquisition of the Shares, on terms and conditions acceptable to Buyer.

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         Section 4.10 Trustees' Tender of Resignations. Each Trustee of CalREIT
who is also a Trustee of Peregrine shall have tendered his or her resignation as a Trustee of CalREIT, effective as of the Closing Date.

                                    ARTICLE 5

                  CONDITIONS PRECEDENT TO OBLIGATIONS OF SELLER

         Except to the extent expressly waived in writing by Seller, the obligations of Seller set forth in this Agreement are subject to the fulfillment, at or before the Closing, of all of the following conditions:

         Section 5.1 Representations and Warranties True at Closing. Each of the representations and warranties of Buyer contained in this Agreement shall be true in all material respects on and as of the closing Date with the same effect as though made on and as of such date.

         Section 5.2 Performance. Buyer shall have performed in all material respects each of the obligations of Buyer to be performed on or prior to the Closing pursuant to this Agreement.

         Section 5.3 Fairness Opinion. Seller shall have received a "bringdown," as of the Closing Date, to the opinion of Dillon, Read, previously delivered to Seller, as to the fairness, from a financial point of view, of the Purchase Price for the Shares.

         Section 5.4 Consents. Seller shall have received consents and approvals regarding this Agreement and the transactions contemplated in this Agreement, in form and substance satisfactory to Seller, from (a) Seller's secured lenders, including but not limited to a release of the Shares and the proceeds of the sale of the Shares to Buyer, and (b) CalREIT, including but not limited to resolution of any existing business arrangements between CalREIT and Seller.

         Section 5.5 Opinion of Buyer's Counsel. Seller shall have received an opinion of counsel to Buyer, Gibson, Dunn & Crutcher LLP, dated as of the Closing Date, reasonably satisfactory to Seller, covering the matters set forth on Exhibit 5.5 attached to this Agreement (the "Gibson Letter").

                                    ARTICLE 6

               CONDITIONS PRECEDENT TO OBLIGATIONS OF BOTH PARTIES

         The obligations of Seller and Buyer pursuant to this Agreement are subject to the fulfillment at or prior to the Closing Date of each of the following conditions:

         Section 6.1 No Legal Impediments. No law, rule, regulation, order, judgment, decree or injunction (including any order entered in the Bankruptcy
Case) shall have been enacted, entered, promulgated, enforced or deemed applicable by any court or governmental or regulatory authority which prohibits the consummation of the transactions contemplated hereby; provided, however, that the parties shall use their best efforts, and shall have a reasonable period of time not to exceed thirty (30) calendar days, to have any such order, judgment, decree or injunction vacated or reversed; nor shall there be any pending or threatened actions or proceedings by any person or entity challenging or in any manner seeking to restrict or prohibit the transactions contemplated hereby or seeking to obtain any damages against any person or entity as a result of the transactions contemplated hereby.

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Section 6.2 REIT Status. Neither the transfer of the Shares to Buyer pursuant to the terms of this Agreement, nor the ownership of such Shares by Buyer after the Closing, will jeopardize the qualification of CalREIT as a REIT.

                                    ARTICLE 7

                    REPRESENTATIONS AND WARRANTIES OF SELLER

         Seller represents and warrants to Buyer as follows:

         Section 7.1 Trust Existence and Power. Seller is a business trust duly organized, validly existing and in good standing under the laws of the State of California. Seller has full power and authority to enter into this Agreement and perform its obligations under this Agreement.

         Section 7.2 Trust Authorization. Seller's execution, delivery and performance of this Agreement and the consummation by Seller of the transactions contemplated by this Agreement have been duly authorized by all requisite trust action of Seller.

         Section 7.3 Binding Effect and Authority. This Agreement has been duly executed and delivered by Seller, and constitutes a valid and binding agreement of Seller.

         Section 7.4 Consents and Approvals; No Violation. Except as set forth in Section 5.4 (Consents) and Section 4.3 (CalREIT Board Approval) of this Agreement, neither the execution and delivery of this Agreement by Seller nor the consummation by Seller of the transactions contemplated hereby will (a) conflict with or result in any breach of any provision of Seller's Declaration of Trust or the bylaws of Seller, or, to the best of Seller's knowledge, the CalREIT Declaration of Trust or the bylaws of CalREIT, (b) require any filing with, or the obtaining of any permit, authorization, consent or approval of, any court or governmental or regulatory authority, (c) to the best knowledge of Seller, result in a default (or give rise to any right of termination, cancellation or acceleration) under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, license, agreement, lease or other instrument or obligation to which Seller or CalREIT is a party or by which Seller or CalREIT may be bound, except for defaults (or rights of termination, cancellation or acceleration) as to which requisite waivers or consents have been obtained, or (d) to the best knowledge of Seller, violate any order, writ, injunction, decree, statute, rule or regulation applicable to Seller or CalREIT; provided, that the foregoing clauses (b), (c) and (d) shall not apply to requirements, defaults or violations which would not have a material adverse effect on the business, operations or financial condition of Seller or CalREIT, as the case may be.

         Section 7.5 Title to Shares. At the Closing, Seller will convey the Shares to Buyer free and clear of any and all Liens, except for restrictions on transfer pursuant to federal or applicable state securities laws.

         Section 7.6 Brokers' Fees. Except for the engagement of Dillon, Read, whose fees are the responsibility of Seller, no investment banker, broker, finder or other intermediary has been retained by or is authorized to act on behalf of Seller who might be entitled to any fee or commission from Buyer or any of its Affiliates upon consummation of the transactions contemplated by this Agreement.

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                                    ARTICLE 8

                     REPRESENTATIONS AND WARRANTIES OF BUYER

         Buyer represents and warrants to Seller as follows:

         Section 8.1 Existence and Power. Buyer is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware, with full power and authority to enter into this Agreement and perform its obligations under this Agreement.

         Section 8.2 Authorization. Buyer's execution, delivery and performance of this Agreement and the consummation by Buyer of the transactions contemplated by this Agreement have been duly authorized by all requisite action of Buyer.

         Section 8.3 Binding Effect. This Agreement has been duly executed and delivered by Buyer, and constitutes a valid and binding agreement of Buyer.

         Section 8.4 Consents and Approvals; No Violation. Neither the execution and delivery of this Agreement by Buyer nor the consummation by Buyer of the transactions contemplated hereby will (a) conflict with or result in any breach of any provision of the certificate of formation or operating agreement of Buyer; (b) require any filing with, or the obtaining of any permit, authorization, consent or approval of, any court or governmental or regulatory authority; (c) to the best knowledge of Buyer, result in a default (or give rise to any right of termination, cancellation or acceleration) under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, license, agreement, lease or other instrument or obligation to which Buyer is a party or by which Buyer or any of its assets may be bound, except for defaults (or rights of termination, cancellation or acceleration) as to which requisite waivers or consents have been obtained; or (d) to the best knowledge of Buyer, violate any order, writ, injunction, decree, statute, rule or regulation applicable to Buyer, or any of its assets; provided, that the foregoing clauses (b), (c) and
(d) shall not apply to requirements, defaults or violations which would not have a material adverse effect on the business, operations or financial condition of Buyer.

         Section 8.5 Brokers' Fees. No investment banker, broker, finder or other intermediary has been retained by or is authorized to act on behalf of Buyer who might be entitled to any fee or commission from Seller, CalREIT or any of Seller's other Affiliates upon consummation of the transactions contemplated by this Agreement.

         Section 8.6 Investment. Buyer is acquiring the Shares for investment for its own account and not with a view to, or for resale in connection with, any distribution of the Shares, and it has no present intention of selling or distributing the Shares. Buyer understands that the Shares have not been registered under the Securities Act by reason of a specific exemption from the registration provisions of the Securities Act which depends upon, among other things, the bona fide nature of the investment intent as expressed herein.

         Section 8.7 Rule 144. Buyer acknowledges that, because they have not been registered under the Securities Act, the Shares constitute "restricted securities" under Rule 144 and must be held indefinitely unless subsequently registered under the Securities Act or an exemption from such registration is available. Buyer is aware of the provisions of Rule 144 promulgated under the Securities Act which permits limited resale of shares purchased in a

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private placement subject to the satisfaction of certain conditions, including, among other things, the existence of a public market for the shares, the availability of certain current public information about CalREIT, the resale occurring not less than two years after a party has purchased and paid for the security to be sold, the sale being through a "broker's transaction" or in transactions directly with a "market maker" (as provided by Rule 144(f)) and the number of shares being sold during any three-month period not exceeding specified limitations (unless the sale is within the requirements of Rule 144(k)).

         Section 8.8 Investigation by Buyer. Buyer has conducted its own independent investigation, review and analysis of the business assets, financial condition, legal and REIT status and prospects of CalREIT ("Buyer's Investigation"). Buyer acknowledges that, to its knowledge, it has had full access to all documents, records, reports, tax returns, properties, personnel and other information relating to CalREIT that it has requested for purposes of Buyer's Investigation. In entering into this Agreement, Buyer has relied solely upon Buyer's Investigation, and Buyer acknowledges (a) that none of Seller, or any of its respective trustees, directors, officers, employees, agents, representatives, attorneys, advisers or shareholders, makes any representation or warranty, either express or implied, as to the accuracy or completeness of any of the information provided or made available to Buyer or its agents or representatives, and (b) to the fullest extent permitted by law, that none of Seller, or any of its respective trustees, directors, officers, employees, agents, representatives, attorneys, advisers or shareholders, shall have any liability or responsibility to Buyer or any of its agents or representatives on any basis (including, without limitation, in contract or tort, under federal or state securities laws) based upon any information provided or made available, or statements made, to Buyer or its agents or representatives, except for the specific representations and warranties of Seller set forth in Article 7 (Representations and Warranties of Seller) of this Agreement. Nothing in this
Section 8.8 shall affect the liability of any party (i) for fraud or intentional misrepresentations or (ii) with respect to the opinions to be delivered to Buyer under Sections 4.5, 4.6 or 4.7 of this Agreement.

         Section 8.9 Transfer of Shares to Buyer. Neither the transfer of the Shares to Buyer pursuant to the terms of this Agreement, nor the ownership and operation of CalREIT after the Closing pursuant to the Business Plan, will jeopardize the qualification of CalREIT as a REIT.

                                    ARTICLE 9

                            COVENANTS AND AGREEMENTS

         Section 9.1 Covenant of Seller. Seller shall not, directly or indirectly, initiate contact with, solicit or encourage any inquiries or proposals by, or negotiations with, any person or entity (other than Buyer) in connection with any possible proposal regarding a sale of all or any of the Shares.

         Section 9.2 Covenants of Buyer.

                  (a) Deposit. Concurrent with Buyer's execution of this Agreement, Buyer shall deposit with the Escrow Agent pursuant to the Escrow Agreement attached hereto as Exhibit 9.2 the sum of One Hundred Fifty Thousand Dollars ($150,000) (the "Deposit") for the benefit of Seller.

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                  (b) Extension of Schedule Date. If the IRS Letter has been received and the parties have agreed on the final form of the REIT Status Letters on or before 5:00 p.m., Pacific Time on Friday, October 4, 1996, then
(i) Buyer shall have the right, on or before the Schedule Date, to deposit with the Escrow Agent for the benefit of Seller Fifty Thousand Dollars ($50,000) (the "First Progress Payment") to extend the Schedule Date for fourteen (14) calendar days, and (ii) Buyer shall have the right, on or before the end of such extension period, to deposit with the Escrow Agent for the benefit of Seller an additional Fifty Thousand Dollars ($50,000) (the "Second Progress Payment") to extend the Schedule Date until the later of either the expiration of an additional fourteen (14) calendar day period or October 15, 1996. If the IRS Letter has not been received or the parties have not agreed upon the final form of the REIT Status Letters on or before 5:00 p.m., Pacific Time on October 4, 1996, then Buyer shall have the right, on or before the Schedule Date, to deposit with the Escrow Agent for the benefit of Seller the First Progress Payment to extend the Schedule Date for fourteen (14) calendar days, but Buyer shall not have the right to make the Second Progress Payment to obtain an additional extension. In the event that any law, rule, regulation, order, judgment, decree or injunction (including any order entered in the Bankruptcy
Case) has been enacted, entered, promulgated, enforced or deemed applicable by any court or governmental or regulatory authority which prohibits the consummation of the transactions contemplated by this Agreement, the time periods set forth in this Section 9.2(b) shall be tolled one day for each day (not to exceed thirty (30) calendar days) that such law, rule, regulation, order, judgment, decree or injunction remains in force.

                  (c) No Receipt of REIT Status Letters. If the IRS Letter has not been received or the parties have not agreed upon the final form of the REIT Status Letters on or before 5:00 p.m., Pacific Time on Tuesday, October 22, 1996, then either Buyer or Seller may terminate this Agreement by notice to the other party.

                  (d) Liquidated Damages. The parties acknowledge that, in the event Buyer defaults in the due and timely performance of its obligations under this Agreement, or if any of its representations or warranties set forth in this Agreement are untrue in any material respect (each, a "Buyer's Default"), or if Buyer fails to satisfy the Financing Condition or the REIT Status Condition, Seller's damages would be extremely difficult or impracticable to determine. If the transactions contemplated by this Agreement fail to close on or before the Schedule Date, as extended, due to Buyer's Default or to Buyer's failure to satisfy either the Financing Condition or the REIT Status Condition, Seller shall be entitled to receive from the Escrow Agent the Deposit and the First and Second Progress Payments as liquidated damages. If the transactions contemplated by this Agreement fail to close due to reasons other than Buyer's Default or to Buyer's failure to satisfy either the Financing Condition or the REIT Status Condition, then the Deposit and the First and Second Progress Payments shall be promptly returned to Buyer by the Escrow Agent.

                  (e) Buyer's Business Plan. Buyer has delivered to Seller a true and complete copy of the Business Plan. Pursuant to the Business Plan, after the Closing Date, CalREIT intends to acquire, hold, and dispose of loans secured by real property. Buyer (i) believes that the Business Plan is achievable and intends to carry out the Business Plan as delivered and (ii) represents that the Business Plan (including any amendment, modification or successor plan adopted after the Closing Date by the Board of Trustees of CalREIT in its good faith business

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judgment based upon changes in business, market, industry or economic conditions) is designed to increase the value of common shares of beneficial interest for all CalREIT shareholders.

         Section 9.3 Mutual Covenants.

                  (a) Closing Conditions. Seller and Buyer shall use their respective reasonable best efforts to cause the conditions precedent to Closing to be fulfilled.

                  (b) Consents and Approvals. Prior to the Closing, Seller and Buyer shall use their respective reasonable efforts to obtain the authorizations, consents, orders and approvals of federal, state, local and foreign regulatory bodies and officials, courts and other third parties that may be necessary for the performance of their respective obligations under this Agreement and the consummation of the transactions contemplated by this Agreement, and shall cooperate fully with each other in seeking promptly to obtain such authorizations, consents, orders and approvals as may be necessary for the performance of their respective obligations pursuant to this Agreement. Seller and Buyer shall not take any action that is likely to have the effect of delaying, impairing or impeding the receipt of any required approvals and shall use all reasonable efforts to secure such approvals as promptly as possible.

                  (c) Confidentiality; Public Announcements. Through the Closing, the terms and conditions of the Confidentiality Agreement (which is incorporated in full by this reference) shall continue to bind Seller and Buyer. Except to the extent required by applicable law or stock exchange rules, and except for the press release to be issued upon execution of this Agreement, in a form to be agreed upon by the parties, neither party to this Agreement shall make any public announcement with respect to this Agreement or the transactions contemplated in this Agreement or otherwise communicate with any third party, including, without limitation, news media, without prior notification to the other party, and the parties shall cooperate as to the timing and contents of any such announcement.

                  (d) Further Action. Each of the parties to this Agreement shall execute such documents and other papers and take such further actions as may be reasonably required or desirable to carry out the provisions of this Agreement and the transactions contemplated in this Agreement or, at or after the Closing, to evidence the consummation of the transactions contemplated in this Agreement.

                                   ARTICLE 10

                                   TERMINATION

         Section 10.1 Termination. This Agreement may be terminated and the transactions contemplated hereby may be abandoned on the earlier to occur of the following:

                  (a) at any time, by mutual written agreement of Seller and Buyer;

                  (b) by either Buyer or Seller, if within five (5) Business Days after execution of this Agreement, the parties have not agreed on the final form, including all qualifications and assumptions, of the Coopers Letter, the Greenberg Letter, the Farella Letter, and the Gibson Letter;

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                  (c) by either Buyer or Seller, if the Trustees of CalREIT have not taken the actions described in Section 4.3 (CalREIT Board Approval) of this Agreement on or before Monday, September 30, 1996;

                  (d) by Seller, if all conditions precedent to its obligations have not been satisfied or waived as of the Closing Date;

                  (e) by Buyer, if all conditions precedent to its obligations have not been satisfied or waived as of the Closing Date;

                  (f) by either Buyer or Seller, if the Closing has not occurred on or before November 15, 1996;

                  (g) at any time, if Buyer shall default in the observance, or in the due and timely performance, of any of the agreements or covenants contained in this Agreement, or if any of Buyer's representations or warranties set forth in this Agreement were untrue in any material respect as of the date of this Agreement or became untrue in any material respect as of a subsequent date, Seller may terminate this Agreement upon five (5) Business Days' notice to Buyer, during which time Buyer shall have an opportunity to cure the default or breach; and

                  (h) at any time, if Seller shall default in the observance, or in the due and timely performance, of any of the agreements or covenants contained in this Agreement or Seller's representations or warranties set forth in this Agreement were untrue in any material respect as of the date of this Agreement or became untrue in any material respect as of a subsequent date, Buyer may terminate this Agreement upon five (5) Business Days' notice to Seller, during which time Seller shall have an opportunity to cure the default or breach; and

         Section 10.2 Effect of Termination. In the event of termination of this Agreement, (a) each party shall re-deliver all documents and information of the other party relating to the transactions completed hereby and all confidential information received by any party to this Agreement with respect to the other party or to CalREIT shall be treated in accordance with Section 9.3(c) (Confidentiality; Public Announcements) of this Agreement and the Confidentiality Agreement; (b) to the extent practicable, all filings, applications and other submissions with any court or governmental or regulatory authority made pursuant to this Agreement shall, at the option of Seller, be withdrawn from the court or governmental or regulatory authority to which made;
(c) if this Agreement has been terminated due to Buyer's Default or Buyer's failure to satisfy the Financing Condition or the REIT Status Condition, the parties' rights with respect to the Deposit and the First and the Second Progress Payments shall be as set forth in Section 9.2(d) (Application of Deposit) of this Agreement and Seller shall have no other remedies; (d) if this Agreement has been terminated by either party for reasons other than Buyer's Default or Buyer's failure to satisfy the Financing Condition or the REIT Status Condition, the Deposit and the First and Second Progress Payments shall be returned to Buyer and the parties shall retain all rights and remedies available to each of them at law or in equity, including but not limited to the right to bring an action against the defaulting party for specific performance.

                                   ARTICLE 11

                                     GENERAL

         Section 11.1 Survival Beyond Closing. Notwithstanding any other provision of this Agreement, the representations, warranties and covenants made by Seller and Buyer in this Agreement, and the provisions of this Article 11, shall survive the Closing.

         Section 11.2 Binding Effect; Assignment. All of the terms of this Agreement shall be binding upon, inure to the benefit of and be enforceable by and against the successors and permitted assigns of Seller and Buyer. Neither Seller nor Buyer shall assign any of their respective rights or obligations under this Agreement to any other person, firm or corporation without the prior written consent of the other party to this Agreement.

         Section 11.3 Governing Law. This Agreement shall be governed by the laws of the State of California applicable to contracts entered into and to be performed in California.

         Section 11.4 Notices. All notices, requests, demands and other communications to be given pursuant to the terms of this Agreement shall be in writing and shall be delivered personally, telecopied or sent by recognized overnight delivery service, and shall be deemed given and effective when so delivered personally, telecopied or received, as follows:

                  (a)      If to Buyer:

                                    MDC REIT Holdings LLC
                                    c/o McCown De Leeuw & Co.
                                    3000 Sand Hill Road
                                    Building 3, Suite 280
                                    Menlo Park, California  94025
                                    Telecopier:  (415) 854-0853
                                    Attention:   Brian Kerester

                           with a copy to:

                                    Gibson, Dunn & Crutcher
                                    One Montgomery Street, Telesis Tower
                                    San Francisco, California  94104-4505
                                    Telecopier:  (415) 393-8333
                                    Attention:   Robert E. Mellor, Esq.

                  (b)      If to Seller:

                                    The Peregrine Real Estate Trust
                                    1300 Ethan Way, Suite 200
                                    Sacramento, California  95825-1211
                                    Telecopier:  (916) 929-1122
                                    Attention:   Joseph M. Mock, President
                           with a copy to:

                                    Farella Braun & Martel LLP
                                    235 Montgomery Street, 30th Floor
                                    San Francisco, California  94104
                                    Telecopier:  (415) 954-4480
                                    Attention:   Morgan P. Guenther, Esq.

         Any party may change its address or telecopier number by prior written notice to the other party.

         Section 11.5 Counterparts. This Agreement may be executed by facsimile and in counterparts, each of which when so executed shall be deemed to be an original, and s uch counterparts shall together constitute one and the same instrument.

         Section 11.6 Expenses. Buyer and Seller shall pay their own respective expenses, costs and fees (including, without limitation, attorney and accountants' fees) incurred in connection with the negotiation, preparation, execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement.

         Section 11.7 Entire Agreement. This Agreement sets forth the entire agreement and understanding of Seller and Buyer with respect to the transactions contemplated by this Agreement, and supersedes all prior agreements, arrangements and understandings relating to the subject matter of this Agreement.

         Section 11.8 Amendment and Waiver. This Agreement may be amended, modified, superseded or canceled, and any of the terms, covenants, representations, warranties or conditions of this Agreement may be waived, only by a written instrument executed by Seller and Buyer or, in the case of a waiver, by or on behalf of the party waiving compliance. The failure of any party at any time to require performance of any provision of this Agreement shall in no manner affect the right at a later time to enforce the same. No waiver by any party of any condition or of any breach of any term, covenant, representation or warranty contained in this Agreement, in any one or more instances, shall be deemed to be or construed as a further or continuing waiver of any such condition or of any breach of any such term, covenant, representation or warranty or any other term, covenant, representation or warranty set forth in this Agreement.

         Section 11.9 Headings. The headings of the sections and paragraphs of this Agreement have been inserted for convenience of reference only and shall in no way restrict or otherwise modify any of the terms or provisions of this Agreement.

         Section 11.10 Attorney's Fees. If any legal action or any arbitration or other proceeding is brought for the enforcement of this Agreement or because of any alleged dispute, breach, default, or misrepresentation in connection with any of the provisions of this Agreement, the successful or prevailing party shall be entitled to recover reasonable attorney's fees, witness fees, and other costs incurred in such action or proceeding, in addition to any other relief to which the party may be entitled.

         Section 11.11 No Liability of Seller's Shareholders. Buyer acknowledges that the shareholders of Seller are not personally liable for Seller's obligations under this Agreement.

         Section 11.12 No Third Party Beneficiaries. Nothing in this Agreement is intended to confer upon any third party any rights or remedies under or by reason of this Agreement, except as expressly set forth in this Agreement.

         IN WITNESS WHEREOF, each of Seller and Buyer have executed this Agreement as of the day and year first above written.

BUYER:                                 MDC REIT HOLDINGS LLC,
                                       a Delaware limited liability company

                                       By:_____________________________________
                                       Name:___________________________________
                                       Title:__________________________________

SELLER:                                THE PEREGRINE REAL ESTATE TRUST, a
                                       California business trust

                                       By:_____________________________________
                                       Name:___________________________________
                                       Title:__________________________________

                                   EXHIBIT 1.1

                              Certain Defined Terms

         "Affiliate" means an entity controlling, controlled by or under common control with, a party and any agent, representative, attorney, successor, assign, employee, trustee, officer, director and shareholder of such party or such entity.

         "Agreement" has the meaning ascribed to it in the preamble to this Agreement.

         "Bankruptcy Case" means the case captioned In re Commonwealth Equity Trust, pending as case no. 93-26727-C11 in the Bankruptcy Court, in which Seller currently is a post-reorganization debtor-in-possession.

         "Bankruptcy Court" means the United States Bankruptcy Court for the Eastern District of California.

         "Business Day" means a day of the year on which banks are not closed and are not authorized to be closed in San Francisco, California.

         "Business Plan" means the business plan for CalREIT developed by Buyer for implementation after the Closing Date, as summarized in the "Summary Points on Business Strategy" part of the "Discussion Materials," dated July 18, 1996, and delivered by Buyer's Affiliate, McCown De Leeuw & Co., to Seller's Board of Trustees.

         "Buyer" has the meaning ascribed to it in the preamble to this Agreement.

         "Buyer's Default" has the meaning ascribed to it in Section 9.2 of this Agreement.

         "Buyer's Investigation" has the meaning ascribed to it in Section 8.8 of this Agreement.

         "CalREIT" has the meaning ascribed to it in the Recitals to this Agreement.

         "CalREIT Declaration of Trust" means the Declaration of Trust of CalREIT, dated June 4, 1986, as amended.

         "Cash Payment" has the meaning ascribed to it in Section 2.1 of this Agreement.

         "Closing" has the meaning ascribed to it in Section 3.1 of this Agreement.

         "Closing Date" has the meaning ascribed to it in Section 3.1 of this Agreement.

         "Code" means the Internal Revenue Code of 1986, as amended.

         "Confidentiality Agreement" means the Confidentiality Agreement previously entered between Buyer's Affiliate, McCown De Leeuw & Co., and Seller with respect to a possible sale of the Shares to an Affiliate of McCown De Leeuw & Co.

         "Coopers Letter" has the meaning ascribed to it in Section 4.6 of this Agreement.

         "Deposit" has the meaning ascribed to it in Section 9.2 (a) of this Agreement.

         "Dillon, Read" means Dillon, Read & Co. Inc., an investment banking firm.

         "Escrow Agent" means Norwest Bank Colorado, N.A.

         "Farella Letter" has the meaning ascribed to it in Section 4.7 of this Agreement.

         "Financing Condition" means the condition precedent to the obligations of Buyer set forth in Section 4.9 of this Agreement.

         "First Progress Payment" has the meaning ascribed to it in Section 9.2(b) of this Agreement.

         "Gibson Letter" has the meaning ascribed to it in Section 5.5 of this Agreement

         "Greenberg Letter" has the meaning ascribed to it in Section 4.5 of this Agreement.

         "IRS Letter" means the closure letter or similar agreement from the Internal Revenue Service which confirms that CalREIT's status as a REIT has not been adversely affected by past failures to follow the "demand letter" procedures set forth in Treasury Regulation Section 1.857- 8.

         "Liens" means any assignment, chattel mortgage, pledge or other security interest or any mortgage, deed of trust or other lien (including, without limitation, any federal, state or local tax lien), or other charge or encumbrance or interest in or upon property or rights (including after-acquired property or rights), or any preferential arrangement with respect to property or rights (including after-acquired property or rights) which has the practical effect of constituting a security interest or lien.

         "Purchase Price" has the meaning ascribed to it in Section 2.1 of this Agreement.

         "REIT" means a "real estate investment trust" as defined in Section 856 of the Code.

         "REIT Status Condition" means the condition precedent to the obligations of both parties set forth in Section 6.2 (REIT Status) of this Agreement.

         "REIT Status Letters" means, collectively (a) the Coopers Letter, (b) the Greenberg Letter and (c) the Farella Letter.

         "Rule 144" means Rule 144 promulgated under the Securities Act.

         "Schedule Date" means the first Business Day which is ten (10) calendar days after the date by which the IRS Letter has been received and the parties have agreed upon the final form of the REIT Status Letters.

         "Second Progress Payment" has the meaning ascribed to it in Section 9.2(b) of this Agreement.

         "Securities Act" means the Securities Act of 1933, as amended.

         "Seller" has the meaning ascribed to it in the preamble to this Agreement.

         "Seller's Declaration of Trust" means the Restated Declaration of Trust of Seller, dated as of October 7, 1994.

         "Shares" has the meaning ascribed to it in the Recitals to this Agreement.

         "South Coast Note" means the Promissory Note, dated September 11, 1986, in the stated original principal amount of $5,000,000, made by South Coast Commercenter, a California limited partnership, to the order of CalREIT.

         "South Coast Note Determination Date" means the first Business Day which occurs after the expiration of the six (6) month period commencing on the Closing Date.

         "South Coast Note Payment" means a payment in immediately available funds in an amount equal to seventy-six percent (76%) of the South Coast Note Value.

         "South Coast Note Value" means the valuation of the South Coast Note determined in accordance with Section 3.4 of this Agreement.

                                   EXHIBIT 4.5

              Matters to be Covered in Opinion of CalREIT's Counsel

         The opinion referenced in Section 4.5 will cover the following matters, subject to appropriate and customary qualifications:

         1. California Real Estate Investment Trust ("CalREIT") has all legal right, power and authority necessary to qualify as a "real estate investment trust" under the Internal Revenue Code of 1986, as amended (the "Code'). CalREIT is organized and is operating, and since at least January 1, 1991 has operated, in conformity with the requirements for qualification as a "real estate investment trust" under the Code for each taxable year after said date.

         2. Neither the transfer of the Shares to Buyer pursuant to the terms of the Stock Purchase Agreement, nor the ownership of such Shares by Buyer after the Closing, will jeopardize the qualification of CalREIT as a "real estate investment trust" under the Code so long as the beneficial ownership of Buyer are not so changed as to cause five or fewer individuals to own, directly or indirectly, fifty percent or more of the value of all CalREIT shares.

         3. CalREIT is duly organized and validly existing as a business trust in good standing in the state of California and is duly qualified in each other jurisdiction where it owns assets, except where the failure so to qualify would not have a material adverse effect on CalREIT.

         4. The Board of Trustees of CalREIT has duly exempted from the "Limit" provisions of Section 4.10 of the Declaration of Trust the ownership of the Shares while owned by Buyer. Thus, the Shares will not be deemed to be "Excess Shares" under Section 4.10 of the Declaration of Trust.

         5. The authorized and issued capital stock of CalREIT consists of unlimited shares of common stock of which ________________ shares are issued and outstanding as of the Closing Date and unlimited shares of preferred stock, of which no shares are issued and outstanding. As of the Closing Date, no options, warrants or other rights to acquire shares of common stock were outstanding, other than options to purchase an aggregate of 450,000 shares of common stock under CalREIT's stock option plans, all of which options are canceled and of no further force and effect unless the stock option plans are approved by the shareholders on or before November 15, 1996.

                                   EXHIBIT 4.6

              Matters to be Covered in Opinion of CalREIT's Auditor

         The opinion referenced in Section 4.6 will cover the following matters, subject to appropriate and customary qualifications:

         Our firm was engaged to provide tax services to CalREIT on March 13, 1995. Accordingly, the following comments are restricted only to the work we have performed or to the information that came to our attention on or after such date:

         1. We prepared the CalREIT federal (U.S.) and Arizona income tax returns and California franchise tax returns for calendar years 1994 and 1995. These returns were delivered to CalREIT management prior to the statutory due dates for such returns, and we understand from management of CalREIT that they were timely filed. The federal income tax returns for both 1994 and 1995 showed a zero tax liability. The Arizona income tax returns and the California franchise tax returns showed only the annual minimum tax liabilities of $50 and $800, respectively, for both 1994 and 1995.

         2. We did not prepare the CalREIT income and franchise tax returns for years prior to 1994; however, nothing has come to our attention that would cause us to believe that such returns were not timely filed nor that income and franchise taxes due, if any, were not timely paid.

         3. To our knowledge, there are no actual or threatened assessments of taxes by any taxing authority against CalREIT. This was confirmed to us by Frank Morrow, CEO of CalREIT, on September ____, 1996.

         4. CalREIT financial personnel have recently completed calculations for calendar years 1991 through 1995 to verify compliance with the so-called asset and income tests of Internal Revenue Code section 856(c) that must be satisfied to maintain status as a real estate investment trust for income tax purposes.

         We reviewed the calculations prepared by CalREIT financial personnel in connection with the annual income tests and the quarterly asset tests for calendar years 1991 through 1995. As a part of our review, we verified the mathematical accuracy of the computations and the threshold percentages that apply to each of the tests.

         As described below, our review did not include procedures, or included only limited procedures, to verify the following critical elements of the calculations as required by Internal Revenue Code section 856(c):

         (a) we did not conduct any procedures to verify the fair market value of CalREIT's assets on any of the testing dates,

         (b) we conducted only limited procedures to verify whether CalREIT's assets were properly categorized as qualifying or non-qualifying for purposes of the asset and income tests, and

         (c) we conducted only limited procedures to verify whether CalREIT's income items were properly categorized as qualifying or non-qualifying for purposes of the income tests.

         The fair market values of assets used in the test calculations were provided by CalREIT personnel and, accordingly, we express no opinion on them.

         The identification of types of assets and types of income items were also provided by CalREIT personnel and, accordingly, we express no opinion on them. Our procedures did include a review of whether each type of asset and each type of income item, as identified by CalREIT personnel without verification by us, were properly categorized as qualifying or non-qualifying for purposes of the asset and income tests.

         From our review of the asset and income test calculations for 1991 through 1995, as prepared by CalREIT, nothing came to our attention indicating that CalREIT was not in compliance throughout such periods with Internal Revenue Code section 856(c) requirements.

         5. We have recently become aware that CalREIT was not in compliance with the requirements of section 1.857-8 of the U.S. Treasury Income Tax Regulations to make a timely demand for shareholder information for calendar years 1994 and 1995 and possibly for some or all prior years. In this connection, we were engaged by CalREIT to prepare and submit a request to enter into a closing agreement with the Internal Revenue Service. The proposed closing agreement would state that the failure of CalREIT to make a timely demand for shareholder information pursuant to the requirements of section 1.857-8 of the U.S. Treasury Income Tax Regulations would not affect its qualification as a real estate investment trust for taxable years 1991 through 1995. The written request was submitted to the Internal Revenue Service on or about August 1, 1996. We expect to receive a response to such request on or before September 13, 1996.

                                   EXHIBIT 4.7

              Matters to be Covered in Opinion of Seller's Counsel

The opinion referenced in Section 4.7 will cover the following matters, subject to appropriate and customary qualifications:

1. Peregrine is a business trust, duly organized, validly existing and in good standing under the laws of the State of California. Peregrine has full power and authority to execute, deliver and perform its obligations under the Stock Purchase Agreement.

2. The Stock Purchase Agreement has been duly authorized by all trust and shareholder action and is enforceable against Peregrine in accordance with its terms.

3. Although Peregrine remains subject to bankruptcy court jurisdiction, under the terms of the bankruptcy reorganization plan, and under subsequent orders of the bankruptcy court which have been entered and which are actually known to us, if any, no bankruptcy court approval is required in connection with Peregrine's execution, delivery and performance under the Stock Purchase Agreement.

4. All consents from third parties required under the material agreements listed on Exhibit A attached hereto by which Peregrine or its assets are bound have been obtained. Neither the execution and delivery by Peregrine of the Stock Purchase Agreement nor the performance of all obligations of Peregrine thereunder to be performed as of the date hereof, will constitute a material default under, or material violation or material breach of, the material agreements.

5. Upon receipt of the Cash Payment, Buyer shall receive the Shares free and clear of any Liens, except for restrictions on transfer pursuant to federal or applicable state securities laws.

                                   EXHIBIT 5.5

               Matters to be Covered in Opinion of Buyer's Counsel

The opinion referenced in Section 5.5 will cover the following matters, subject to appropriate and customary qualifications:

1. Buyer is a limited liability company, duly organized, validly existing and in good standing under the laws of the State of Delaware. Buyer has full power and authority to execute, deliver and perform its obligations under the Stock Purchase Agreement.

2. The Stock Purchase Agreement has been duly authorized by all necessary action under the organizational documents of Buyer and is enforceable against Buyer in accordance with its terms.

3. Neither the transfer of the Shares to Buyer pursuant to the terms of the Stock Purchase Agreement, nor the ownership of such Shares by Buyer after the Closing, will jeopardize the qualification of CalREIT as a REIT.

                                 EXHIBIT 9.2(a)
                                Escrow Agreement